[Wachtell, Lipton, Rosen & Katz Letterhead]










                                 March 21, 2006





VIA EDGAR TRANSMISSION
AND BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549-0406
Attn:    Mathew Benson
         Ellie Quarles

         RE:      TOMMY HILFIGER CORPORATION
                  AMENDMENT NO. 2 TO PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 10, 2006
                  FILE NO. 1-11226

Dear Mr. Benson and Ms. Quarles:

         On behalf of our client Tommy Hilfiger Corporation (the "Company"), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter (the "Comment Letter") received by telecopy on March 16, 2006, concerning the preliminary proxy statement on
Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed by the Company on March 10, 2006 (the "Proxy Statement"). For your convenience, we have set out the text of the comments from the Comment Letter, followed in

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March 21, 2006


each case by the response. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

         We represent the Company. To the extent any response relates to information concerning Parent, Merger Sub, the Apax Funds, or Messrs. Gehring and Onnink, such response is included in this letter based on information provided to the Company and us by such other persons or entities or their respective representatives.

THE MERGER, PAGE 19

BACKGROUND OF THE MERGER, PAGE 19

1. WITH RESPECT TO THE DISCLOSURE REGARDING THE MARCH AND APRIL 2005 DISCUSSIONS WITH MESSRS. GEHRING AND ONNINK HELD WITH PRIVATE EQUITY FIRMS AND OUR MARCH 16, 2006 TELEPHONIC CONFERENCE CONCERNING THOSE MEETINGS, PLEASE CONFIRM TO US THAT MESSRS. GEHRING AND ONNINK DID NOT HAVE ACCESS TO CONFIDENTIAL PROJECTED FINANCIAL INFORMATION FOR EITHER TOMMY HILFIGER CORPORATION OR ANY OF THE OPERATING SEGMENTS OTHER THAN TOMMY HILFIGER EUROPE.

         The Company does not routinely provide corporate-wide budgets to divisional executives. However, divisional executives from time to time have access on an ad hoc basis to limited financial information of the Company as a whole or other business units for benchmarking or other corporate purposes. In this regard, Mr. Onnink, in his capacity as a member of TH Europe's finance team, had access to draft preliminary fiscal 2006 budgetary information (covering the twelve month period ending March 31, 2006) prepared in November 2004 for the Company's U.S. Wholesale business by product line, as well as a breakdown of allocated direct and indirect and unallocated SG&A expenses for the Company's U.S. operations. In the ordinary course, the preliminary budget was subject to updating and revision in connection with the Board's approval of a final budget in March 2005. Set forth below is a comparison of the November 2004 preliminary budget information provided to Mr. Onnink with the final budget for the Company U.S. Wholesale business as approved by the Board in March 2005, and the Company's updated fiscal 2006 forecast prepared in October 2005 that was included in the data room for access by all bidders in Phase II of the Company's sales process:

                            Tommy Hilfiger Corporation
                             U.S. Wholesale Forecast
                               Fiscal Year 2006
                                (in thousands)
                     November 2004         March 2005             October 2005
                  PRELIMINARY BUDGET    APPROVED BUDGET       DATA ROOM FORECAST
Gross Sales             $666,267           $654,737                  $564,152
Net Revenue             $517,091           $501,655                  $424,967
Costs of Goods          $352,561           $343,618                  $306,150
Gross Profit            $164,530           $158,037                  $118,817
Direct SG&A             $ 97,328           $ 97,027                  $  83,762
Direct Contribution     $ 67,202           $ 61,010                  $  35,055

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March 21, 2006


         Set forth below is a table comparing the actual revenues, operating income and total assets of the Company's U.S. Wholesale business as a percentage of the Company's combined four segments, and as a percentage of the consolidated Company for fiscal 2005, 2004 and 2003 (Note these U.S. Wholesale amounts were reported in the segment footnote that was included in the Form 10-K):

                 U.S.Wholesale   Four Operating          Consolidated
                                 Segments on a     %      Company             %
                                 Combined Basis

FISCAL 2005
Revenue           $679,590,000   $1,825,257,000   37.2%  $1,780,770,000(1) 38.2%
Operating Income  $(27,703,000)    $185,171,000     N/A    $112,200,000(2)   N/A
Assets            $127,724,000   $1,128,305,000   11.3%  $2,158,059,000     5.9%

FISCAL 2004
Revenue          $958,933,000    $1,933,864,000   49.6%  $1,876,897,000(3) 51.1%
Operating Income  $63,720,000      $249,698,000   25.5%    $198,067,000(2) 32.2%
Assets           $203,413,000    $1,027,229,000   19.8%  $2,047,914,000     9.9%

FISCAL 2003
Revenue         $1,112,593,000   $1,949,060,000   57.1%  $1,889,055,000(3) 58.9%
Operating Income   $76,779,000     $148,549,000   51.7%    $(31,498,000(4)  N/A
Assets            $291,231,000   $1,082,317,000   26.9%  $2,034,175,000    14.3%

         (1) Reflects revenues from e-Commerce and Lagerfeld businesses and elimination of intercompany buying office commissions.
         (2) Reflects corporate overhead and addition back of intercompany buying office commissions and royalties.
         (3) Reflects elimination of intercompany buying office commissions.
         (4) Reflects corporate overhead, a significant non-cash charge for goodwill impairment and addition back of intercompany buying office commissions and royalties.

2.        PLEASE ADVISE US OF THE TYPE OF FINANCIAL PROJECTIONS THAT MESSRS.
          GEHRING AND ONNINK PROVIDED TO THE PRIVATE EQUITY FIRMS IN MARCH AND APRIL 2005. IN THIS RESPONSE, PLEASE DISCUSS THE FINANCIAL STATEMENT LINE ITEMS AND TIME PERIODS FOR WHICH PROJECTIONS WERE PROVIDED.

          In March and April of 2005, Messrs. Gehring and Onnink prepared and disclosed to a few private equity firms, including Apax, a business plan covering fiscal years 2006 through 2010 which assumed consummation of a leveraged buyout of the Company and which involved different business strategies than the Company currently pursues in terms of which brands, distribution channels and markets should be focused upon (as determined solely by Messrs. Gehring and Onnink based on their views on how the Company should be positioned going forward). The only Company confidential information that was referenced or included were projections with respect to the Company's European division prepared by Messrs. Gehring and Onnink and draft preliminary fiscal 2006 budgetary information (covering the twelve month period ended March 31, 2006) for the Company's U.S. Wholesale business that had been prepared by the Company in November 2004, as discussed above. The Company's management prepared updated projections for fiscal 2006 in October 2005, as well as detailed

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March 21, 2006

          breakdowns of SG&A expenses, that were included in the data room available to each of the bidders in Phase II of the sales process.
          A summary of the Company's projections for fiscal years 2006 through 2009 that were provided by the Company to each of the bidders in Phase II of the sales process is included in the proxy statement under "THE MERGER - Certain Projections."

          The business plan projections prepared by Messrs. Gehring and Onnink in March and April 2005 consisted of projected operating results for Europe, U.S. wholesale, retail and licensing divisions and Canada for fiscal years 2006 through 2010 and included certain product line breakdowns for fiscal years 2006 through 2009 (including the U.S. Wholesale preliminary fiscal 2006 budgetary information). Line items for consolidated and divisional results varied, but generally included sales, gross profit, EBITDA and operating income. Line items for product line results generally included product line contribution (i.e., gross profit less direct operating expenses). Capital expenditures, corporate expenses and detail with respect to U.S. Wholesale direct and indirect operating expenses were also included with respect to fiscal years 2006 through 2010.

3. WE NOTE YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED MARCH 7, 2006. PLEASE REVISE THE AMENDED DISCLOSURE TO INDICATE THAT MESSRS. GEHRING AND ONNINK WOULD BECOME DIRECTORS OF THE SURVIVING COMPANY AS A RESULT OF THEIR NEGOTIATIONS WITH APAX.

          We note the Staff's comments, and the Proxy Statement will be amended accordingly by deleting the second to last sentence in the third paragraph in the section entitled "Summary - Interests of Certain Person in the Merger" and inserting the following disclosure in its place:

          "Messrs. Gehring and Onnink are expected to serve as executive officers of the surviving corporation, as chief executive officer and chief financial officer or chief operating officer, respectively, and to serve on (or designate members of) the board of directors thereof and/or a controlling affiliate thereof."

          The Proxy Statement will also be amended accordingly by revising the last sentence of the paragraph which begins "Beginning on November 30, 2005" on pages 24-25 of the Proxy Statement in the section entitled "The Merger - Background of the Merger" to read as following:

          "As a result of such negotiations, Messrs. Gehring and Onnink entered into the Memorandum of Understanding, the principal terms of which are described in the section entitled "The Merger - Interests of Certain Persons in the Merger - Other Employment Arrangements," and are expected to serve as directors of the surviving company and/or designate members to serve on the board of directors of a controlling affiliate thereof."



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March 21, 2006


         The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *



         Please direct any questions concerning this letter to the undersigned at (212) 403-1310 or Eric S. Robinson at (212) 403-1220.

                                              Very truly yours,

                                               /s/ Michael Gat
                                               ------------------
                                                   Michael Gat





cc:  James Gallagher, Esq., Tommy Hilfiger Corporation
     Eric Gul, Esq., Tommy Hilfiger Corporation
     Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz
     Lou R. Kling, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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